Exhibit 99.1

Kitov Pharmaceuticals Holdings Ltd. (the “Company”)

Notice of a Special General Meeting of the holders of options of the Company not traded on the Tel Aviv Stock Exchange

Dear Securities Holder:

Please take notice that the Company hereby announces that a special general meeting of the holders of options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange (hereinafter: “TASE”), as set forth in the Company’s Registry of Shares and Other Securities, shall be convened on December 28, 2015, at 4:00 P.M. Israel time (hereinafter: the “Meeting”), at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv (hereinafter: the “Company Offices”). The Agenda for the Meeting is set forth below.

1.	Agenda

 Changing the Company’s reporting regime in accordance with U.S. securities laws

In light of the registration of the Company’s shares for trading on the NASDAQ Capital Market (hereinafter: “NASDAQ”) through ADRs (American Depository Receipts), each representing 20 ordinary shares of the Company, no par value each, it is proposed to authorize the Company, subject to the receipt of approval of the other securities holders of the Company, to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with U.S. securities regulations, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

It is clarified that with the transition to reporting in accordance with Chapter E3 of the Law as aforesaid, the Company will commence to report in parallel on MAGNA, the Israel Securities Authority distribution platform, those reports that it submits to the Securities and Exchange Commission (“SEC”).

The decision to transition from reporting under Chapter F of the Israeli Securities Law to reporting in accordance with U.S. securities laws, as aforesaid, is subject to the approval of the shareholders of the Company, as well as the approval of the other securities holders of the Company, each with the majority set forth in Section 5 of this report. It is noted that in tandem with the publication of this Notice of Meeting and Proxy Statement, the Company has approached the Israel Securities Authority with a request for an exemption from reporting under Chapter F of the Law, in accordance with Section 35XXXII(A1) of the Law.

Text of Proposed Resolution: To approve the Company to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with U.S. securities regulations, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

2.	Instructions Regarding Voting at the Meeting

Whether or not you plan to attend the Meeting, it is important that your securities be represented. Accordingly, holders of options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange who will not attend the Meeting in person may vote with respect to the matter on the agenda by means of a proxy. Execution of a proxy will not in any way affect an option and/or warrant holder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before the deadline for receipt of proxies by filing with the Company, a written notice of revocation or duly executed proxy bearing a later date.

3.	Record Date

Anyone holding options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange at the end of the trading day in the U.S. on Thursday, December 17, 2015 (hereinafter: the “Record Date”) shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”), subject to being recorded in the Company’s Registry of Shares and Other Securities as the owner of such warrants or options, or otherwise presenting acceptable proof of ownership. The Proxy Letter, or a copy satisfactory to the Board of Directors, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting.

4.	The Required Majority

The required majority necessary to approve the matter on the agenda is as set forth in Section 35XXXII(c) of the Law, according to which, a simple majority of the option and/or warrant holders, excluding the Company’s controlling shareholders, voting at the Meeting (not counting abstentions).

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

5.	Voting by Proxy

Anyone holding options and/or warrants of the Company which are not traded on the Tel Aviv Stock Exchange is entitled to participate in the Meeting and any adjournment thereof, and is entitled to vote in person or by proxy, by appointing a duly appointed proxy to vote and if the appointing party is a corporation the appointment shall be a duly appointed proxy of the corporation. The appointment shall be in writing signed by the appointing party, or by authorized attorney. A Proxy Letter held by a participant at the Meeting which is dated more than 12 months from the signature date shall be rendered invalid. All securities represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in this Notice and Proxy Statement, will be voted as specified in the instructions indicated in such proxies.

6.	Quorum

The Meeting shall not be opened for discussions unless a legal quorum is present within a half hour of the time set for commencement of the Meeting. The legal quorum for convening the Meeting shall be when at least two holders are present in person or by proxy, representing at least 25% of the voting rights of the holders of options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned to the next day, Tuesday, December 29, 2015, at the same place and time, or any other such time, if noted in the Notice of Meeting, and at the adjourned meeting only such matters on the agenda of the original Meeting shall be presented. If at the adjourned meeting a legal quorum is not present within a half hour of the time set for commencement of the adjourned meeting, the adjourned meeting shall commence with any number of participants present.

7.	Review of documents

The holders of options and/or warrants of the Company which are not traded on the Tel Aviv Stock Exchange can review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, One Azrieli Center, Round Tower, 23rd Floor, Menachem Begin Street 132, Tel Aviv, Sunday through Thursday during regular working hours, by coordinating in advance by email Avraham@kitovpharma.com or Telephone: +972-(0)54-8679966, until the day of the Meeting.

8.	Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL ON THE AGENDA OF THE MEETING.

Sincerely,

Kitov Pharmaceuticals Holdings Ltd.

By: Simcha Rock, Director and CFO

December 7, 2015